Exhibit 99.1
     On October 24, 2008, Standard & Poor's revised its outlook on Eksportfinans ASA's AA+ counterparty credit rating to negative from stable as a result of Eksportfinans' exposure to Glitnir Bank in Iceland. At the same time, Standard & Poor's affirmed Eksportfinans' AA+ long-term and A-1+ short-term ratings.
     A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.